UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

AST SPACEMOBILE, INC.

Full name of Registrant

N/A

Former name if Applicable

Midland Intl. Air & Space Port
2901 Enterprise Lane

Address of Principal Executive Office (Street and number)

Midland, Texas 79706

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N- CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AST SpaceMobile, Inc. (the “Registrant”) was unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2022 (the “Quarterly Report”) within the prescribed period prior to the 5:30 p.m. Eastern time deadline because of technical difficulties connecting to the EDGAR system of the U.S. Securities and Exchange Commission (the “Commission”). The Registrant’s filing agent attempted to commence transmission of the Quarterly Report on the EDGAR system prior to such deadlines. Despite the Registrant’s best efforts to submit the Quarterly Report on a timely basis, technical connectivity issues with the EDGAR system caused the Registrant to be unable to do so.

The Registrant filed the Quarterly Report on August 15, 2022 after the 5:30 p.m. Eastern time deadline when the Quarterly Report was accepted on the EDGAR system at 6:26 p.m. Eastern time. The Registrant is submitting this Form 12b-25 to ensure that it remains timely in its periodic filings under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Shanti Gupta	(786)	384-6837
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AST SPACEMOBILE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 16, 2022	By:	/s/ Sean R. Wallace
Sean R. Wallace
Chief Financial Officer